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                                                                   Exhibit 1

FOR RELEASE - 4/24/03
Contact: Richard N. Hargraves (314) 342-0652
         --------------------

THE LACLEDE GROUP ANNOUNCES IMPROVED
SECOND-QUARTER AND YEAR-TO-DATE EARNINGS

ST. LOUIS, MO, April 24, 2003 -- The Laclede Group (NYSE: LG) today announced improved earnings for the second quarter of its fiscal year 2003 versus the same quarter last year. The Company also reported increased earnings for the six-months ended March 31, 2003 versus last year's results.

Earnings for the quarter that ended March 31, 2003, were $1.14 per share, compared with $1.10 per share earned during the same period last year. Earnings for the quarter were primarily derived from the regulated activities of the Company's largest subsidiary, Laclede Gas Company, Missouri's largest natural gas distribution company. Those utility earnings come primarily from the sale of heating energy, which has historically been heavily influenced by weather.

The year-over-year quarterly earnings improvement is due to 13% higher sales linked to a return to near-normal temperatures in Laclede Gas' service area this year. Although essentially normal, temperatures this year were approximately 17% colder than the same period last year. Earnings also increased due to Laclede Gas Company's general rate increase, which became effective November 9, 2002, and higher sales to customers outside of its traditional service area.

Earnings for the six-month period ended March 31, 2003 were $1.93 per share, compared with $1.51 per share for the same period last year. Temperatures during this period were 23% colder than last year and, similar to the recently completed quarter, were near normal. The general rate increase and higher sales outside Laclede Gas' traditional service area also contributed to the improved earnings.

As part of the 2002 rate case settlement, the Utility initiated an innovative new weather mitigation rate design that lessens, beginning in the winter of 2002-03, the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Company's earnings. This new rate design provides Laclede Gas with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather, while assuring that customers will pay no more than the utility's authorized distribution costs. However, variations in temperature still impact the amount of gas customers use, hence the higher sales this period.

In addition to the effects described above, the new rate design also shifts recovery of a greater portion of Laclede Gas' distribution costs from the March quarter forward into the month of April, partially offsetting the positive impacts described above. Further offsets during the periods related to Utility operations were due to the impact of income recorded last year under Laclede Gas' Price Stabilization Plan, which expired March 31, 2002, and higher operating expenses.


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SM&P Utility Resources Inc., the Group's facilities locating and marking service company which was acquired January 28, 2002, normally experiences losses during the slow winter construction season. However, this year SM&P experienced a greater loss than last year, largely due to the full winter season impact this year and the accrual of costs during the quarter related to efforts to adjust operations to reflect the loss of two major customers.

Due to the seasonal nature of the gas utility's business, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. This seasonal effect on Laclede Group is expected to be tempered somewhat by the impact of the weather mitigation rate design implemented in November 2002, and the addition of SM&P, whose operations tend to be counter-seasonal to those of Laclede Gas.





Note: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-Q for the quarter ended December 31, 2002, filed with the Securities and Exchange Commission.
                                    # # #




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                                         UNAUDITED

STATEMENTS OF CONSOLIDATED INCOME


THE LACLEDE GROUP, INC.
(Thousands, Except Per Share Amounts)
                                                                   THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                                         MARCH 31,                              MARCH 31,
                                                              -----------------------------          ----------------------------
                                                                 2003                2002               2003               2002
                                                                 ----                ----               ----               ----
OPERATING REVENUES:
    Regulated
      Gas distribution . . . . . . . . . . . . . . . . .      $ 357,456           $ 256,802          $ 574,621          $ 440,013
    Non-Regulated
      Services . . . . . . . . . . . . . . . . . . . . .         17,315              15,274             48,138             15,274
      Other. . . . . . . . . . . . . . . . . . . . . . .         47,408              15,387             79,591             26,820
                                                              ---------           ---------          ---------          ---------
                   Total operating revenues. . . . . . .        422,179             287,463            702,350            482,107
                                                              ---------           ---------          ---------          ---------

OPERATING EXPENSES:
    Regulated
       Natural and propane gas . . . . . . . . . . . . .        247,918             156,115            381,761            271,709
       Other operation expenses. . . . . . . . . . . . .         29,663              28,804             60,987             55,080
       Maintenance . . . . . . . . . . . . . . . . . . .          4,950               4,318              9,394              8,632
       Depreciation and amortization . . . . . . . . . .          5,596               6,053             11,089             12,635
       Taxes, other than income taxes. . . . . . . . . .         22,579              18,437             36,707             31,336
                                                              ---------           ---------          ---------          ---------
                   Total regulated operating expenses. .        310,706             213,727            499,938            379,392
    Non-Regulated
      Services . . . . . . . . . . . . . . . . . . . . .         22,735              18,180             53,360             18,180
      Other. . . . . . . . . . . . . . . . . . . . . . .         45,850              15,097             76,931             26,760
                                                              ---------           ---------          ---------          ---------
                   Total operating expenses. . . . . . .        379,291             247,004            630,229            424,332
                                                              ---------           ---------          ---------          ---------
OPERATING INCOME . . . . . . . . . . . . . . . . . . . .         42,888              40,459             72,121             57,775
OTHER INCOME AND INCOME DEDUCTIONS - NET . . . . . . . .           (591)               (175)               457                749
                                                              ---------           ---------          ---------          ---------
INCOME BEFORE INTEREST AND INCOME TAXES. . . . . . . . .         42,297              40,284             72,578             58,524
                                                              ---------           ---------          ---------          ---------

INTEREST CHARGES:
    Interest on long-term debt . . . . . . . . . . . . .          5,205               5,205             10,410             10,410
    Preferred dividends and distributions of
      subsidiary trust . . . . . . . . . . . . . . . . .            867                 -                1,011                -
    Other interest charges . . . . . . . . . . . . . . .            953               1,380              2,302              2,739
                                                              ---------           ---------          ---------          ---------
                    Total interest charges . . . . . . .          7,025               6,585             13,723             13,149
                                                              ---------           ---------          ---------          ---------
INCOME BEFORE INCOME TAXES . . . . . . . . . . . . . . .         35,272              33,699             58,855             45,375
INCOME TAX EXPENSE . . . . . . . . . . . . . . . . . . .         13,687              12,946             22,159             16,882
DIVIDENDS ON REDEEMABLE PREFERRED STOCK - LACLEDE GAS. .             15                  15                 31                 36
                                                              ---------           ---------          ---------          ---------
NET INCOME APPLICABLE TO COMMON STOCK. . . . . . . . . .      $  21,570           $  20,738          $  36,665          $  28,457
                                                              =========           =========          =========          =========


AVERAGE NUMBER OF COMMON SHARES OUTSTANDING. . . . . . .         19,002              18,878             18,981             18,878
BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK . .      $    1.14           $    1.10          $    1.93          $    1.51


CERTAIN PRIOR-PERIOD AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO CURRENT-YEAR PRESENTATION
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